 NEWS RELEASE

YAMANA PROVIDES DRILLING UPDATE AT AMELIA INES AND MAGDALENA
DEPOSITS AT GUALCAMAYO, ARGENTINA

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any shares referred to in this announcement except on the basis of information in the prospectus published today by Yamana Gold Inc. (“Yamana” or the “Company”) in connection with the admission of the common shares in the capital of the Company to the Official List of the Financial Services Authority and to trading on London Stock Exchange plc’s (“London Stock Exchange”) main market for listed securities.  Copies of the Prospectus are available from the offices of Canaccord Adams Limited, Cardinal Place, 7th Floor, 80 Victoria Street, London SW1E 5JL and Charles Russell LLP, 8-10 New Fetter Lane, London EC4A 1RS.

The Company is not offering any new common shares or any other securities in connection with Admission.  This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy Common Shares nor any other securities in any jurisdiction.  The Common Shares will not be generally made available or marketed to the public in the United Kingdom or in any other jurisdiction in connection with Admission.

TORONTO, ONTARIO, June 7, 2007 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that admission of its common shares on the main market of the London Stock Exchange is expected to occur on Tuesday, June 12, 2007 and trading will commence at 8:00 a.m. that day. The Company wishes to notify that trading of its common shares on AIM will be cancelled simultaneously with its admission to the main market of the London Stock Exchange.

No new shares are being issued in connection with this listing.  The Company’s trading symbol will continue to be YAU on the London Stock Exchange, YRI on the Toronto Stock Exchange and AUY on the New York Stock Exchange.  The shares that will trade on the London Stock Exchange will be interchangeable with the shares that trade on the Toronto Stock Exchange and the New York Stock Exchange.  Yamana currently has 354.2 million common shares issued and outstanding.

Yamana will be the first gold mining company to graduate from the AIM to the main market of the London Stock Exchange thereby positioning it as the only intermediate gold producer on two of the world’s pre-eminent stock exchanges (London and New York) and the two dominant mining exchanges in the world (Toronto and London).

“Given Yamana’s status as a leading intermediate gold producer, and the growth still to come, our move to the main market of the London Stock Exchange is the next logical step in raising our profile with the international investment community,” commented Peter Marrone, Yamana’s chairman and chief executive officer.  “Our LSE listing will provide an additional trading venue, build on the already considerable liquidity in the Company’s shares on the Toronto and New York stock exchanges and broaden our marketing reach.”

Canaccord acted as financial adviser and broker to the Company in connection with admission.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Argentina and Central America.  Yamana is producing gold at intermediate company production levels in addition to significant copper production.  Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Yamana Gold Inc.
Peter Marrone
Chairman & Chief Executive Officer
(416) 815-0220
Email: investor@yamana.com

OR

Yamana Gold Inc.
Jodi Peake
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com

Website: www.yamana.com

OR

Canaccord Adams Limited
Robin Birchall
(44) 207 050 6500

FORWARD-LOOKING STATEMENTS:  This news release contains certain 'forward-looking statements' within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and 'forward-looking information' under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as 'plan,' 'expect,' 'project,' 'intend,' 'believe,' 'anticipate', 'estimate' and other similar words, or statements that certain events or conditions 'may' or 'will' occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Save as required by the Prospectus Rules, the Disclosure and Transparency Rules and the Listing Rules, the Company undertakes no obligation publicly to update forward-looking statements if circumstances or management's estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

The contents of this announcement have been prepared by and are the sole responsibility of the Company.  Canaccord Adams Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for the Company and no one else in connection with Admission and will not regard any other person as its client or be responsible to anyone other than the Company for providing the protections afforded to its clients or for giving advice in relation to Admission, the contents of this announcement or any transaction or arrangement referred to herein.

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been taken or will be taken in any jurisdiction that would permit possession or distribution of this document or any other publicity material relating to the Common Shares, in any country or jurisdiction where action for that purpose is required.  Accordingly, neither this document nor any other material in relation to the Common Shares may be distributed or published, in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration.